Exhibit 99.1

Draganfly to Showcase Latest Drone Innovations at Wings of Saskatchewan in Regina, October 30-31

Advancements in drone technology to be presented at the leading aviation industry event, fostering cross-industry collaboration.

Saskatoon, Sask., October 17, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, proudly announces its participation in the upcoming Wings of Saskatchewan event in Regina, from October 30 to October 31, 2024. Draganfly will showcase its latest drone technology advancements, contributing to discussions on industry trends, safety, and regulatory considerations alongside key stakeholders in the aviation sector.

The Wings of Saskatchewan Conference, hosted by the Saskatchewan Aerial Applicators Association and the Saskatchewan Aviation Council, serves as a vital gathering for the aviation community. This year’s event will bring together leaders from both civil and commercial aviation sectors to discuss technological advancements, regulatory updates, and future trends within the industry.

Draganfly will emphasize the need for synergy across the aviation industry at the conference by addressing essential topics, including airspace safety and the regulatory challenges impacting the drone sector. This presentation will spotlight the benefits of enhanced communication and collaboration between fixed-wing, helicopter, and RPAS (Remotely Piloted Aircraft Systems) to promote safe, efficient, and integrated airspace management.

“We’re thrilled to be a part of the Wings of Saskatchewan and to share our newest innovations with industry leaders,” said Cameron Chell, CEO of Draganfly. “This event provides a great platform for us to explore key industry trends, discuss airspace safety, and address the regulatory challenges that impact our sector. It also allows us to demonstrate how Draganfly’s technology can foster collaboration across fixed-wing, helicopter, and RPAS industries, transforming operations in challenging environments like those found in Saskatchewan.”

In addition to its presentation, Draganfly will feature its latest UAV systems, including the APEX Drone and the Commander 3XL, known for their versatility, advanced autonomy, and interoperability. Conference attendees will have the opportunity to explore these state-of-the-art technologies firsthand and discover their applications in surveying, environmental monitoring, and search and rescue operations, among other use cases.

About Draganfly Inc.

Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) is a global leader in the UAV and drone solutions space, providing cutting-edge technology for public safety, agriculture, industrial inspection, and mapping and surveying. With over two decades of experience, Draganfly has developed an extensive portfolio of award-winning drone systems and software that continue to set the standard for quality and performance. Draganfly is committed to driving industry advancement through innovation, collaboration, and a steadfast focus on safety.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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●	NASDAQ Listing
●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com